Exhibit 99.2

NLS Pharmaceutics Ltd. Announces Expected Implementation of 1-for-40 Reverse Share Split

ZURICH, SWITZERLAND / ACCESSWIRE / September 25, 2024 / NLS Pharmaceutics Ltd. (Nasdaq:NLSP)(Nasdaq:NLSPW) (“NLS” or the “Company”), a Swiss clinical-stage biopharmaceutical company focused on the discovery and development of innovative therapies for patients with rare and complex central nervous system disorders, today announced that a reverse share split of the Company’s issued and outstanding common shares, par value CHF 0.02 per share (the “Common Shares”), at a ratio of 1-for-40 is expected to be implemented at market open on September 27, 2024 (the “Reverse Split”). The Company’s Common Shares are expected to begin trading on the Nasdaq Capital Market on a post-split basis at the market open on September 27, 2024, under the Company’s existing trading symbol “NLSP”, but will trade under a new CUSIP Number, H57830137. A notice of the reverse split will be filed with the commercial registry of the Canton of Zurich, Switzerland, on September 27, 2024. As a result, the reverse split will become effective in Switzerland on September 27, 2024, before Nasdaq market opening at 9:30 am (EST). Following its effectiveness in Switzerland, the reverse split will be published in the Swiss Official Gazette of Commerce (SOGC) on October 1, 2024, at 00:01am (Swiss time).

The reverse share split was approved by the Company’s shareholders at the Company’s extraordinary shareholders’ meeting held on September 18, 2024 (the “Meeting”).

After giving effect to the Reverse Split of the Company’s Common Shares, each 40 Common Shares will be combined into one Common Share, such that the Company’s 46,880,000 Common Shares outstanding will be reduced to approximately 1,172,000 Common Shares outstanding.

No fractional shares will be issued as a result of the Reverse Split and cash in lieu will be provided for any fractional shares resulting from the Reverse Split on a per shareholder basis. The Reverse Split will not impact any shareholder’s percentage ownership of NLS or voting power, except for minimal effects resulting from the treatment of fractional shares. All options and warrants of the Company outstanding prior to the split will be appropriately adjusted.

VStock Transfer, LLC, will act as the exchange agent for the reverse split. Please contact VStock Transfer, LLC for further information at (212) 828-8436.

About NLS Pharmaceutics Ltd.

NLS is a global development-stage biopharmaceutical company, working with a network of world-class partners and internationally recognized scientists, focused on the discovery and development of innovative therapies for patients with rare and complex central nervous system disorders who have unmet medical needs. Headquartered in Switzerland and founded in 2015, NLS is led by an experienced management team with a track record of developing and commercializing product candidates. For more information, please visit www.nlspharma.com.

Safe Harbor Statement

This press release contains expressed or implied forward-looking statements pursuant to U.S. Federal securities laws, including statements related to the timing and completion of the offering, the satisfaction of customary closing conditions related to the offering and the intended use of proceeds therefrom. For example, the Company is using forward-looking statements when discussing the implementation, and proposed timing, of the Reverse Split. These forward-looking statements and their implications are based on the current expectations of the management of NLS only and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Except as otherwise required by law, NLS undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting NLS is contained under the heading “Risk Factors” in NLS’ annual report on Form 20-F for the year ended December 31, 2023 filed with the Securities and Exchange Commission, or SEC, which is available on the SEC’s website, www.sec.gov, and in subsequent filings made by NLS with the SEC.

For additional information:

Elena Thyen, CFO

NLS Pharmaceutics Ltd.

+41(0) 44 512 21 50

etp@nls-pharma.com

www.nls-pharma.com